PRESS RELEASE	JUNE 11, 2025

Largo Announces $10 Million Factoring Facility to Accelerate Receivables and Support Working Capital
All dollar amounts expressed are in thousands of U.S. dollars unless otherwise indicated.

  Monetizes accounts receivable from vanadium product sales to support near-term working capital

  Initial facility of up to $10 million, with potential expansion to $30 million subject to customer and credit approvals

TORONTO - Largo Inc. ("Largo" or the "Company") (TSX: LGO) (NASDAQ: LGO) today announces that its wholly owned subsidiary, Largo Resources USA ("LUSA"), has entered into a non-recourse factoring facility dated June 10, 2025 (the "Facility") with a well-established third-party factoring company (the "Factor") for the sale of certain accounts receivable.

Under the terms of the Facility, LUSA may sell eligible accounts receivable to the Factor for receipts of up to $10 million. The Factor will advance 85% of the invoice value, with commission rates ranging from 0.51% for invoices up to 30 days, to 1.37% for those up to 90 days, depending on customer payment terms. All factored invoices are on a non-recourse basis, with the Factor assuming credit risk. The Company is working with the Factor to establish similar receivables purchase facilities for Largo Inc. and Largo Commodities Trading Ltd., which is expected to increase the overall size of the Facility, subject to the inclusion of additional customers and credit approvals. The Facility has an initial term of two years, and the Factor may terminate it with 90 days' prior written notice or immediately in the event of default.

Daniel Tellechea, Interim CEO of Largo stated: "This Facility allows us to access liquidity more quickly by monetizing receivables tied to vanadium shipments, which can take between 30 and 90 days to convert to cash. Improving working capital efficiency is a necessary step as we work through our operational turnaround plan." He continued: "This Facility is expected to better align cash inflows with expenditures and ensures we have additional flexibility to support day-to-day operations while continuing our efforts to stabilize production and improve sales."

CIRQUE Capital, Inc. acted as the Company's financial advisor and arranger in connection with the Facility and will receive certain custodial fees pursuant to the terms of the Facility.

About Largo

Largo is a globally recognized supplier of high-quality vanadium and ilmenite products, sourced from its world-class Maracás Menchen Mine in Brazil. As one of the world's largest primary vanadium producers, Largo produces critical materials that empower global industries, including steel, aerospace, defense, chemical, and energy storage sectors. The Company is committed to operational excellence and sustainability, leveraging its vertical integration to ensure reliable supply and quality for its customers.

Largo is also strategically invested in the long-duration energy storage sector through its 50% ownership of Storion Energy, a joint venture with Stryten Energy focused on scalable domestic electrolyte production for utility-scale vanadium flow battery long-duration energy storage solutions in the U.S.

Largo's common shares trade on the Nasdaq Stock Market and on the Toronto Stock Exchange under the symbol "LGO". For more information on the Company, please visit www.largoinc.com.

###

For further information, please contact:

Investor Relations
Alex Guthrie
Director, Investor Relations
+1.416.861.9778
aguthrie@largoinc.com

Cautionary Statement Regarding Forward-looking Information:

This press release contains "forward-looking information" and "forward-looking statements" within the meaning of applicable Canadian and United States securities legislation. Forward‐looking information in this press release includes, but is not limited to, statements with respect to the timing and amount of estimated future production and sales; the future price of commodities; costs of future activities and operations, including, without limitation, the effect of inflation and exchange rates; the effect of tariffs; the effect of unforeseen equipment maintenance or repairs on production; the ability to produce high purity V2O5 and V2O3 according to customer specifications; the extent of capital and operating expenditures; the ability of the Company to make improvements on its current short-term mine plan; and the impact of global delays and related price increases on the Company's global supply chain and future sales of vanadium products.

The following are some of the assumptions upon which forward-looking information is based: that general business and economic conditions will not change in a material adverse manner; demand for, and stable or improving price of V2O5 and other vanadium products, ilmenite and titanium dioxide pigment; receipt of regulatory and governmental approvals, permits and renewals in a timely manner; that the Company will not experience any material accident, labour dispute or failure of plant or equipment or other material disruption in the Company's operations at the Maracás Menchen Mine or relating to Largo Clean Energy, specially in respect of the installation and commissioning of the EGPE project; the availability of financing for operations and development; the availability of funding for future capital expenditures; the ability to replace current funding on terms satisfactory to the Company; the ability to mitigate the impact of heavy rainfall; the reliability of production, including, without limitation, access to massive ore, the Company's ability to procure equipment, services and operating supplies in sufficient quantities and on a timely basis; that the estimates of the resources and reserves at the Maracás Menchen Mine are within reasonable bounds of accuracy (including with respect to size, grade and recovery and the operational and price assumptions on which such estimates are based); the accuracy of the Company's mine plan at the Maracás Menchen Mine; that the Company's current plans for ilmenite can be achieved; the Company's ability to protect and develop its technology; the Company's ability to maintain its IP; the competitiveness of the Company's product in an evolving market; the Company's ability to attract and retain skilled personnel and directors; the ability of management to execute strategic goals; that the Company will enter into agreements for the sales of vanadium, ilmenite and TiO2 products on favourable terms and for the sale of substantially all of its annual production capacity; and receipt of regulatory and governmental approvals, permits and renewals in a timely manner.

Forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved", although not all forward-looking statements include those words or phrases. In addition, any statements that refer to expectations, intentions, projections, guidance, potential or other characterizations of future events or circumstances contain forward-looking information. Forward-looking statements are not historical facts nor assurances of future performance but instead represent management's expectations, estimates and projections regarding future events or circumstances. Forward-looking statements are based on our opinions, estimates and assumptions that we considered appropriate and reasonable as of the date such information is stated, subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Largo to be materially different from those expressed or implied by such forward-looking statements, including but not limited to those risks described in the annual information form of Largo and in its public documents filed on www.sedarplus.ca and available on www.sec.gov from time to time. Forward-looking statements are based on the opinions and estimates of management as of the date such statements are made. Although management of Largo has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Largo does not undertake to update any forward-looking statements, except in accordance with applicable securities laws. Readers should also review the risks and uncertainties sections of Largo's annual and interim MD&A which also apply.

Trademarks are owned by Largo Inc.